Exhibit 99.1

Namibox and Hisense Form Strategic Collaboration to Launch the “Parent-Child Learning Big Screen,” Creating a New Ecosystem of “Educational Hardware + Emotional Economy”

SHANGHAI, Feb. 21, 2025 /PRNewswire/ -- Jinxin Technology Holding Company (the “Company”) (Nasdaq: NAMI), an innovative provider of digital-content products and services in China, today announced that Namibox, a brand under the Company, has entered into a strategic partnership with Hisense Group (the “Hisense”). The partnership has resulted in the launch of their first collaborative product, the “Parent-Child Learning Big Screen,” which officially went on sale on February 20th. This product, dubbed “a learning tool for kids and a trusted companion for moms,” represents an innovative approach by combining elements of smart hardware, K-9 education, and emotional engagement. It is poised to lead a new wave in the multi-billion-dollar smart educational hardware industry.

Expanding the Learning Space: From “One-Way Output” to “Emotional Symbiosis”

According to the “Chinese Family Education Consumption White Paper” issued by the Ministry of Education, 82.6% of the Chinese families are currently facing “educational device anxiety.” Traditional learning devices often rely on a “question bank + video course” model, while standard tablets pose the risk of addiction among children. To address these challenges, Namibox and Hisense have jointly developed the 27-inch movable “Parent-Child Learning Big Screen.” This device goes beyond combining hardware with learning software; it reimagines the family education ecosystem through three key innovations, creating a seamless blend of “education + emotion.”

Space Extension: Equipped with a retractable stand and omnidirectional wheels, the 27-inch big screen easily adapts to a variety of home learning scenarios. Whether children are attending online classes in the living room, engaging in parent-child fitness routines, learning math with weighing tools in the kitchen, or enjoying bilingual reading in the bedroom, this versatile device supports it all. By catering to modern family dynamics, where the living room often doubles as a study area, the screen transforms traditional learning hardware from a single-use device into a multi-functional, interactive tool that fosters immersive family learning experiences.

Role Reconstruction: The device transforms parents’ roles from “overseers” to “teammates.” Its movable, multifunctional design enables transitions between learning mode and family mode, allowing parents and children to learn, read, exercise, and play together. This redefinition of family space not only enhances the functionality of the home but also deepens emotional connections, positioning the learning screen as a pivotal “third anchor” in the household, alongside the stove and television.

Content Upgrade: Namibox leverages cutting-edge AI, AR, and digital human technologies to develop an advanced digital educational content engine. This engine delivers a rich array of K9 educational materials, including synchronized learning content infused with AI and digital human elements. These innovations breathe new life into traditional digital textbooks, online courses, and exercises, creating a dynamic, closed -loop system of learning, practicing, and testing. The intelligent and interactive design significantly boosts students’ engagement, interest, and autonomy.

Technological Excellence: Hardware Innovation Meets Eye Protection

The “Parent-Child Learning Big Screen” incorporates Hisense’s flagship TV picture quality technology, setting a new benchmark for display quality in educational devices. Its IPS paper-like eye-protection screen, combined with Hisense’s 7-layer eye-protection process certified by TÜV Rheinland, ensures optimal visual comfort and health for users.

A standout feature of the device is its dual-system intelligent switching design. In “Learning Mode,” entertainment apps are automatically blocked, while “Family Mode” unlocks entertainment and audio-visual functionalities. This concept of “education not opposing human nature, entertainment not losing control” meets the core demands of parents who want effective learning tools without sacrificing leisure and family bonding.

A Game-Changer in the Billion-Dollar Smart Educational Hardware Market

According to IDC, the Chinese smart educational hardware market is projected to exceed RMB100 billion by 2024, despite a product homogenization rate as high as 76%. The “catfish effect” brought by this cross-industry collaboration between Namibox and Hisense has drawn significant industry attention. The Company believes that the “Parent-Child Learning Big Screen” could catalyze a “living room education economy,” paving the way for future business opportunities such as family education consulting and personalized tutoring, powered by behavior data collected through parent-child collaboration. This strategic partnership represents more than just a complementary alignment of strengths; it is a bold exploration of the future ecosystem for smart hardware. By combining technological innovation with educational depth, Namibox and Hisense are unlocking new possibilities for the smart educational hardware industry.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital-content products and services in China. Leveraging the powerful digital content generation engine powered by advanced AI/AR/VR/digital human technologies, the Company is committed to offering users high-quality digital content services through both its own platform and the content distribution channels of its strong partners. The Company currently target K-9 students in China, with core expertise in providing them digital and integrated educational contents, and plan to further expand service offerings to provide premium and engaging digital contents to other age groups. The Company collaborates with leading textbook publishers in China and provides digital version of mainstream textbooks used in primary schools and middle schools. The Company’s AI-generated content technology enables comprehensive digital contents to deliver an interactive, intelligent and entertaining learning experience. The Company distributes digital contents primarily through (i) its flagship learning app, Namibox, (ii) telecom and broadcast operators and (iii) third-party devices with our contents embedded.

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jinxin Technology Holding Company

Investor Relations Department

Email: ir@namibox.com